Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.

Filer’s Commission File No.: 001-01550

Date: August 27, 2014

The following presentation was given by Chiquita to Institutional Shareholder Services, Inc. on August 27, 2014.

1 1 O Investor Presentation August 2014

Safe Harbor Statement

This presentation contains certain statements that are "forward-looking statements." These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes plc ("Fyffes"), including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita's plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the U.S. Securities and Exchange Commission (the "SEC") in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita's reports filed with the SEC and available at the SEC's website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita, nor Fyffes, undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this presentation.

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3 Agenda Introduction Chiquita recent performance Chiquita / Fyffes merger is compelling ChiquitaFyffes is superior to $13.00 conditional offer Conclusion

We Recommend Shareholders Vote in Favor of the ChiquitaFyffes Transaction

ChiquitaFyffes post-merger is a better and more valuable business than Chiquita stand-alone

Cutrale's conditional proposal of $13 / share creates less shareholder value than ChiquitaFyffes

Benefits of ChiquitaFyffes

- **Creates a leading global produce company**
  - #1 position in bananas, with a significant presence in packaged salads, melons, and pineapples
  - Complementary strengths
- **Substantial and well-defined synergies**
  - ~$60mm identified to date versus ~$40mm at transaction announcement
  - More efficient and broader global operator
- **Significant and increased free cash flow and an efficient capital structure**
  - Combined 2014 estimated pro forma EBITDA of $252-272mm, including run-rate synergies[1]
- **Opportunity for shareholders to fully participate in long-term value creation**

Why Vote with Chiquita Board

- Our Board is 100% focused on maximizing shareholder value
- "Return to Core" substantive strategy actions recognized by financial markets, 105% share price value gain from announcement 8/7/12 to 3/7/14
- The transaction with Fyffes creates a financially stronger and more valuable company
- Fyffes transaction maintains the option of selling a more valuable company post-merger or monetizing portions of the business to increase shareholder value
- The Fyffes deal is worth more than $13 per share

(1) For illustrative purposes, 2014 combined EBITDA is stated as Chiquita's projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $130 to $150 million with Fyffes estimated 2014 EBITDA stated as $62 million being the mid-point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated August 27,2014, plus for comparability purposes, LTM depreciation of €7.1 million (converted to USD at an exchange rate of $1.3242 to €1.000) and assumes run-rate synergies of $60 million per revised merger benefits statement.

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5 Chiquita Recent Performance

Overview of Chiquita's Products & Operations

The Sweet Spot of Healthy Living in Two Significant Produce Categories

Business Profile

2013A Revenue by Segment


Other Produce
4%
Salads and Healthy
Snacks
32%
Bananas
64%

2013A Net Sales by Geography


Other International
11%
Core Europe
29%
US
61%

Company Overview

- Incorporated in 1899
- Headquartered in Charlotte, North Carolina
- Operations in 70 countries across 6 continents
- Approximately 20,000 employees globally
- LTM net sales of $3.0 billion as of June 30, 2014

Bananas

- 13+ billion sold per year
- Most recognized brand
- Quality and service earning premium pricing, velocity advantage per point of distribution
- #1 premium brand in Europe and #1 share in US Supermarkets
- Diverse geographic sourcing

Salads and Healthy Snacks

- Leading segment share at ~31% retail value-added salads
- Velocity advantage per point of distribution
- Successful 2013 entry to private label segment
- Food service offerings to leverage existing asset base, leading supply positions in key Quick Service Restaurant operators
- Snacking platform increases asset utilization and expands customer relationships

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7 In 2012 We Changed Strategic Direction Historical Performance Under Previous Strategy • Branded diversification and innovation - led strategy prior to 2012 • Significant R&D and consumer marketing investment delivered premium products, deployed with limited market success • Non - core infrastructure and capital expenditures investment diverted from core business, reducing core competitiveness • Branded strategy ignored profitable growth opportunities • Resulted in no incremental EBITDA, substantial cash drain 1 See reconciliation of Comparable EBITDA to GAAP results on page 46. Consolidated Net Sales Comparable EBITDA (% Margin)¹ $3,470 $3,227 $3,139 $3,078 $2,800 $3,000 $3,200 $3,400 $3,600 2009 2010 2011 2012 $219 $139 $139 $70 6.3% 4.3% 4.4% 2.3% 0.0% 2.0% 4.0% 6.0% 8.0% $ 0 $50 $100 $150 $200 $250 2009 2010 2011 2012 Leading up to 2012, Chiquita shifted focus from its core business as it attempted to become a branded consumer products company

8 Board Oversaw Strategic Change New Management and Board Formulated Successful New Strategy Ed Lonergan Brings a Track Record of Value Creation Key Principles for Strategic Transformation • President and CEO of Diversey • Led the strategic and financial turnaround of the company • Significantly improved efficiency, market competitiveness, and shareholder value • E stablished Diversey as a global leader in sustainability • Managed sale of Diversey to Sealed Air • Senior positions at Gillette and Procter & Gamble • President, Europe for Gillette Company, generating double - digit compound annual growth during Gillette’s 2001 - 2005 turnaround 2. Lean Model • Improve value chain productivity • Align overhead to industry benchmarks 3. Drive Growth • Maximize brand value • Provide full portfolio offering, including private label, organics • Limit marketing to verifiable business returns 1.Core Focus • Bananas , Salads • Minimize non - core activities, exit unprofitable business Core Business Profit Growth Since 2012, Chiquita refocused to be an efficient global sourcing and logistics company providing premium quality bananas and salads to consumers at the right value

Strategy: Branded diversification and innovation Focused core product Core Product Focus: Bananas, Salads, Avocados, Grapes, Apples, Fruit Solutions, Healthy Snacks, Smoothies, Fruit Cups, Pineapples Bananas, Salads Opportunistic Products: -- Apple Slices, Pineapples Consumer Marketing Expense: $51 million (1.6% of Sales) – largely non - core <1% of sales – focused on core R&D Expense: $16 million (0.5% of Sales) – non - core Limited to core Non - core Capital Projects: $12 million (0.4% of Sales) None SG&A Expense: $301 million (9.6% of Sales) 6.9% for first 6 months of 2014 (excluding transaction expenses) 9 Management Strategy : Before and After “Return to the Core” Simplification to manage a branded produce business in a commodity market 2011 2014

Tangible Implementation Measures

Chiquita turnaround results from focused initiatives to drive value in core operations and product offering

Value Chain Restructuring and Efficiencies

SG&A Overhead Efficiencies

Profitability Actions

Selected Measures

- ✓ SG&A rationalization reduced spending by $75 million, 220 basis points 2011 – LTM 6/30/14
- ✓ Exited non-core businesses – avocados and grapes, smoothies, fruit chips, fresh cut fruit and juice bars – that contributed negative EBIT
- ✓ Implemented agronomic and tropical fruit value chain efficiency actions and infrastructure improvements improving productivity per hectare 12% on owned farms and contributing $35 million of combined efficiency benefits in 2013
- ✓ Consolidated and modernized the Fresh Express production infrastructure; replacing four inefficient facilities with a single Midwest operation that is now fully complete and performing to expectations
- ✓ Successfully entered the private label value added salads space
- ✓ Invested in quality, service and innovation actions and capabilities to support our premium branded fresh businesses
- ✓ Implemented banana profitability actions in Europe (2013) and North America (2014)
- ✓ Implemented value-added salads packaging efficiency and pricing actions with effect from July, 2014
- ✓ Accelerated investment in Core R&D, including work on new banana varietals and disease-resistant plants, and salads blends and kits innovations

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11 Creating a More Efficient Operator Reduced SG&A Has Enhanced Profits Management has delivered tangible results and proven its ability to achieve cost efficiencies (1) Excludes $9mm of transaction expenses incurred in the first 6 months of 2014. Old Strategy New Strategy $301 $226 9.6% 7.4% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% $ 0 $50 $100 $150 $200 $250 $300 $350 2011A LTM 6/30/14 SG&A SG&A % of Sales (1)

12 A cross the Portfolio: Investing Where it Matters State of the Art Salad Facilities Timely new Salad Products Farm Irrigation Systems and Rejuvenation Additional Banana Varieties Expanded Port Operations Capital spending in core growing, shipping and production for quality and efficiency Product innovation focused on differentiation, value accretion in the core

13 Industry - leading Efficiency Actions Continue – Example US - Gulf Rotation • Smaller, aging ships, Chiquita branded • Typical “banana reefers” • Dedicated to Chiquita cargo • Onboard cranes • Higher operating costs • Significantly larger containerized ships, Chiquita branded • Joint cargo, routing and load planning • Onshore cranes (New Orleans/Guatemala) • Lower operating costs, expanded backhaul options, enhanced carbon footprint Ships Exiting Lease New Vessel Sharing Arrangement $14 - 16 million benefit to begin impacting results in late Q4, 2014, fully deployed in calendar 2015 - enabled by Chiquita port and container infrastructure investments

14 Financial Results Have Dramatically Improved EBITDA Over Time EBITDA has doubled since introduction of the new strategy, with significant remaining potential Source: Public filings, IBES Note: See reconciliation of Comparable EBITDA to GAAP results on page 46. (1) $140mm EBITDA estimate represents midpoint of the $130 - $150mm previously announced range for illustrative purposes. $219 $139 $139 $70 $118 $140 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 10.0% $ 0 $50 $100 $150 $200 $250 2009A 2010A 2011A 2012A 2013A 2014E Comparable EBITDA Comparable EBITDA Margin Historical Strategy Focus on Core 1

15 Share Price Beginning to Reflect Turnaround Since Focusing on the Core, Chiquita has Outperformed the Market… … And the Stock Price has Rebounded from Historical Lows Source: Bloomberg Note: Produce Peers is composed of the market - capitalization weighted average of Fresh Del Monte and Fyffes. 10 - Mar - 2014 Announcement of Fyffes merger Rebound in Chiquita’s share price reflects the ongoing progress in the company’s turnaround. However, the price is still well below historical levels Chiquita Produce Peers S&P 500 Index $10.84 $4 $6 $8 $10 $12 $14 $16 $18 Jan-11 Jul-11 Jan-12 Aug-12 Feb-13 Aug-13 Mar-14 Closing Price (USD) Daily from 01 - Jan - 2011 to 07 - Mar - 2014 Aug - 7 - 2012 Restructuring Announcement 70% 100% 130% 160% 190% 220% 250% 280% Aug-2012 Dec-2012 May-2013 Oct-2013 Mar-2014 Indexed Price Daily from 07 - Aug - 2012 to 07 - Mar - 2014 105.3% 34.0% 20.4%

16 Research Analysts Recognize Our Progress “Chiquita’s new focus on maximizing cash flow by targeting cost inefficiencies and re - focusing capital on the core businesses (e . g . , bananas , pineapples) is a sensible strategy being swiftly executed that continues to stand a good chance of success … ” “ … While we like everything we've seen from management and this likely temporary setback for banana fundamentals could prove a good chance to accumulate for the long - term, the potential delay to planned margin expansion and debt paydown balances the risk/reward … ” Janney Capital Markets, November 7, 2013 To a degree, no matter the forward operating environment , we believe CQB's business restructuring allows cushion in realizing forward growth estimates . We recently met with management, and the company is on target to glide towards a 7% - 8 % operating margin in salad and to maintain at least a 4 % margin in bananas . The company is bringing good innovation and service to the U . S . salad category, and is winning volumes . Its plant restructuring and increased utilization levels equate to improved margins . Its flexible shipping structure and price over volume mantra in bananas are helping to sustain higher margins . BB&T Capital Markets, October 7 , 2013 “We view the company's restructuring initiatives, which aim to save roughly $60 million of annual costs while transforming Chiquita's operations into a high volume and low cost manufacturer, favorably given our ongoing view of its key banana and salad products as having high commodity - like attributes. Targeted cost reduction efforts are being realized and continue to offer near - term benefits to Chiquita's margins . Areas targeted include those related to both overhead and value chain (shipping, sourcing and manufacturing). The company's 2012 exit from unprofitable businesses, including grapes and avocados, has enabled management to sharpen its focus on the core banana and salad businesses . Although the exits have had an adverse impact on the top - line, they have strengthened operating margins .” Moody’s, March 11, 2014 Note: Permission to use quoted material was neither sought nor obtained.

17 Chiquita / Fyffes Transaction is Compelling

18 Chiquita/Fyffes Combination is the Result of a Thorough and Disciplined Process Chiquita/Fyffes resulted from a lengthy and careful process: • December 2010: Chiquita Board establishes strategic transaction committee, comprised solely of directors who are “independent” as defined by the NYSE, to assist in considering potential strategic alternatives • End of 2010 – early 2011: Chiquita engages in negotiations about a potential transaction with another industry participant • December 2011: Chiquita contacts Fyffes to determine interest in exploring a potential transaction and executes a reciprocal confidentiality agreement • May – November 2012: Chiquita engages in negotiations about a potential transaction with a third industry participant • October 2012: Chiquita contacts multiple industry participants that had previously been involved in discussions with Chiquita about their interest in exploring a potential transaction • March 2012 – November 2012: periodic discussions between Chiquita and Fyffes regarding a potential transaction • October 2013 – March 2014: Chiquita and Fyffes re - enter discussions and engage in detailed negotiations and diligence in consultation with financial and legal advisors • March 10, 2014: Chiquita and Fyffes execute transaction agreement “Between the months of May and November 2012 , Chiquita engaged in discussions and negotiations about a potential business combination transaction with another industry participant, which is referred to as Company A . Discussions with Company A were ultimately terminated on November 13 , 2012 in light of the inability of Chiquita and Company A to reach agreement on various transaction terms . Similarly, at the end of 2010 and beginning of 2011 , Chiquita had discussions with a third industry participant . However, at the beginning of 2011 , the other party indicated that it no longer had an interest in pursuing discussions . ” Chiquita S - 4, p. 59, effective as of July 25, 2014

Chiquita

Compelling Strategic Rationale

Leading Global Produce Company

- Combination creates #1 banana company globally
- Significant presence in packaged salads, melons, and pineapples

Financial Strength

- Combination has capacity to generate improved free cash flow
- More efficient capital structure provides substantial financial flexibility
- Combined 2014 estimated pro forma EBITDA of $252 - $272 million for ChiquitaFyffes, including estimated synergies[1]

Significant Synergies

- Combining complementary businesses creates substantial operational efficiencies and cost savings
- $60 million in annualized cost synergies targeted by end of 2016
- Recurring annual synergies primarily comprised of efficiencies in areas of procurement, logistics, and redundant infrastructure

Proven Team

- Leverages combined expertise of both management teams
- Deep operational experience across key functions

Note: The combined figures are not projections of how the Combined Group will trade.
(1) For illustrative purposes, 2014 combined pro forma EBITDA is stated as Chiquita's projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $130 to $150 million with Fyffes estimated 2014 EBITDA stated as $62 million being the mid-point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated August 27,2014, plus for comparability purposes, LTM depreciation of €7.1 million (converted to US$ at an exchange rate of $1.3242 to €1.0000) and assumes run-rate synergies of $60 million per revised merger benefits statement.

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20 Strategic Rationale Key Takeaways x Creates #1 global banana company x Merging with Fyffes accelerates Chiquita’s ‘return to core’ strategy x Common management mentality regarding success in the banana industry x Higher, more predictable cash flow x Immediate delevering x Synergies that could only be achieved through a combination The Chiquita Board has studied numerous alternatives over the last few years and Chiquita / Fyffes is the most realistic and compelling

21 Global Presence With Widely Recognized Brands and Significant Operating Efficiencies • #1 European operator • #2 US operator • US market leader in packaged salads • # 1 US melon importer • #3 pineapple distributor in US and Europe Largest in global banana category Strong positions in other key categories Transaction combines two strong companies with complementary skills, a recognized portfolio of brands and global capabilities

Bananas 75% Melons 16% Pineapples 9% Bananas 64% Salads and Healthy Snacks 32% Other Produce 4% US 61% Core Europe 29% Other International 11% Bananas 67% Salads and Healthy Snacks 23% Other Produce 9% 22 Complementary Products and Geographies Note: The combined figures are not projections of how the Combined Group will trade; EUR converted to USD at an exchange rate of $1.3242 to € 1.000. (1) Excludes share of revenue of Fyffes JV's of $ 326mm. Chiquita Product Geography Fyffes ChiquitaFyffes Revenue $3,057m 2013A Revenue $ 1,107m 1 $ 4,164m 1 2013A Revenue $3,057m Bringing U.S. and European platforms and creating a more diverse company with a more stable end market and risk - improved sourcing portfolio $ 1,107m 1 $ 4,164m 1 US 49% Europe 43% Other International 8% Europe 83% US 17%

23 Creation of Tangible Combination Benefits Regional Presence • Limited overlap in existing businesses • Combined business substantially expands end market distribution options, better serves customers, reduces end market exposure risk • Substantial potential in emerging markets Growing and Sourcing • Overhead and expertise sharing -- Chiquita in banana farming, Fyffes in Pineapples and Melons • Customer support and supply risk enhancement – complementary source country arrangements, broad global sourcing network Product Portfolio • Complementary Chiquita and Fyffes brands with limited overlap • End to end portfolio, from private label, to branded, organic and fair trade • Bananas, Plantains, Melons, Pineapples Shipping • Shared commitment to flexible shipping • Complementary European routes • Complementary sourcing enabling enhanced route design efficiencies • Complementary backhaul opportunities Highly complementary tropical fruit businesses offer deep pool of potential synergies

24 Successful Operators With Proven Track - Record Corporate Structure Corporate Presence Management Structure • Key executives located in Charlotte , North Carolina and Dublin, Ireland • Company will be listed on New York Stock Exchange and domiciled in Ireland • CEO – David McCann 1 • CFO – Tom Murphy 1 • COO – Fresh Fruit – Coen Bos • COO – Salads – Brian Kocher • CAO – Kevin Holland • CLO – James E Thompson • CRO – Manuel Rodriguez Board Composition • Chairman – Ed Lonergan • Equal number of directors plus 1 mutually agreed (1) Will become member of ChiquitaFyffes plc Board. Management skills, views on cost efficiency and industry dynamics are highly complementary

Chiquita and Fyffes Upsides Since Announcement

Several upsides have been identified across both organizations since the announcement of the proposed Chiquita / Fyffes transaction

	Description	EBITDA Impact
Gulf Shipping Rotation	• High efficiency scaled container shipping to the US-Gulf enabled by Chiquita port infrastructure investment and vessel sharing agreement (Q4, 2014)	• \$14 - \$16 million supports long-term financial objectives
Outperformance of Fyffes' Business	• Recent results – H12014 Adjusted EPS +39.2% year-over-year • Higher guidance – Increased full year 2014 EBITA target range to €38mm - €42mm from €30mm - €35mm	• Adds ~\$10mm (€7.5mm) to combined EBITDA[1]
Increased Synergies Identified	• European and Mediterranean shipping benefits enabled by the geographic sourcing diversity of the combined company • IT – Efficiencies due to cloud computing implementation	• Current estimate of \$20 million of additional synergies

Note: EUR converted to USD at an exchange rate of \$1.3242 to €1.000.
(1) Represents difference between the midpoints of Fyffes guidance ranges.

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26 Strong Combined Financial Profile Source: Public filings Note : Combined figures are not projections of how the Combined Group will trade ; EUR converted to USD at an exchange rate of $1.3242 to € 1.000. (1) For illustrative purposes, 2014 Fyffes initial estimated EBITDA is stated as $52 million being the mid - point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated on March 10,2014 , plus for comparability purposes, LTM depreciation of € 7.1 million . (2) For illustrative purposes, 2014 revised pro forma estimated EBITDA is stated as $140 million being the mid - point of Chiquita’s projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $130 to $150 with Fyffes estimated 2014 EBITDA stated as $ 62million being the mid - point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated on August 27,2014 , plus for comparability purposes, LTM depreciation of € 7.1 million . Assumes run - rate synergies of $ 60 million per revised merger benefits statement. Illustrative 2014 Pro Forma Run - Rate EBITDA 2013 Net Debt / EBITDA Financial Scale More Efficient Capital Structure Combined company has increased financial flexibility and a more efficient capital structure $ 140 $ 52 $ 40 $ 232 $ 10 $ 20 $ 262 $ 0 $ 50 $ 100 $ 150 $ 200 $ 250 $ 300 Chiquita Fyffes Synergies Original Pro Forma Fyffes Increased Guidance Incremental Synergies Revised Pro Forma 1 2 4.9x 3.4x 2.5x ChiquitaStandalone ChiquitaFyffes Pro Forma ChiquitaFyffes Pro Forma with Synergies

27 Salads Stabilized Due to Efficiency and Pricing Actions in 2014 , Remains Under Close Focus Bananas Adjusted Segment EBITDA Salads Adjusted Segment EBITDA Banana Margin 9% 5% 7% 5% 7% Salads Margin 9% 10% 5% 3% 3% Operating improvements in salads business could lead to higher margins, committed to maximizing shareholder value from salads Transaction with Fyffes allows for combination of profitable banana businesses Segment Margins 2009 – 2013 2009 2010 2011 2012 2013 Consolidated Margin 1 6% 4% 4% 2% 4% (1) Includes Other Produce and Corporate Costs. $ 192 $ 99 $ 151 $ 107 $ 134 2009 2010 2011 2012 2013 $ 101 $ 103 $ 45 $ 32 $ 33 2009 2010 2011 2012 2013

28 ChiquitaFyffes is superior to a $13.00 conditional offer

29 ChiquitaFyffes is Superior to $13.00 Conditional Offer 1 Chiquita / Fyffes could trade at prices well in excess of $13 / share post - closing 2 Market and external analysts believe value is greater than $13 / share 3 Cutrale / Safra offer is uncertain and conditional 4 $13 / share is an inadequate price to negotiate the sale of the company 5 Chiquita Board is committed to maximizing shareholder value

30 Illustrative ChiquitaFyffes Trading Post Close 1 Source : Chiquita and Fyffes profit forecasts and other public filings Note: Chiquita net debt balance for future share price is adjusted for unamortized portion of convertible note; EUR converted to USD at an exchange rate of $1.3242 to € 1.000. (1) Illustrative 2015 EBITDA assumes growth from a base of joint 2014 EBITDA of $202mm, with $140mm from Chiquita and $62mm from Fyf fes. $140mm is the midpoint of the Chiquita EBITDA profit forecast. $ 62mm is the midpoint of Fyffes’ revised EBITA profit forecast plus LTM depreciation of € 7.1mm. Assumes run - rate synergies of $60mm per revised merger benefits statement. (2) Implied share price assumes management projected fiscal year end 2015 net debt; pro forma ChiquitaFyffes diluted shares outst and ing. Illustrative FYE 2015 Future Share Price Illustrative 2014 Pro Forma EBITDA (Run - Rate Synergies) $ 62 $ 60 Chiquita Fyffes Synergies 2014 Pro Forma $130 - $150 $252 - $272 Illustrative 2015 EBITDA 1 Illustrative 2015 EBITDA Growth 5% 10% 15% Implied 2015 EBITDA (Run-Rate Synergies) $273 $283 $293 Implied Share Price 2 7.0x LTM EV / EBITDA $15.02 $15.74 $16.46 8.0x LTM EV / EBITDA 17.79 18.61 19.44

❶ Valuation Multiples in the U.S. Capital Markets

Cutrale / Safra offer undervalues Chiquita

10-Year Average LTM EV / EBITDA Trading Multiples[1]



Chiquita
7.9 x
Fresh Del Monte
7.9 x
Dole
7.7 x

M&A EV / LTM EBITDA Multiples[2]



Dole Take-Private
9.7 x
Bolthouse / Campbell
10.2 x
Cutrale/Safra Offer - Chiquita Stand-Alone EBITDA (3)
8.6 x
Cutrale/Safra Offer- ChiquitaFyffes EBITDA (3)
6.9 x

Source: Public filings, IBES, Capital IQ

(1) Dole market data ends as of 01-Nov-2013 take –private transaction.

(2) Dole multiple calculated from public financials. Bolthouse multiple per Campbell investor presentation.

(3) For illustrative purposes, Chiquita's estimated 2014 EBITDA is assumed to be $140 million, the mid-point of Chiquita's projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $130 to $150 million. Fyffes EBITDA estimated at $62mm , the mid-point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated August 27, 2014, plus for comparability purposes, LTM depreciation of €7.1 million (converted to USD at an exchange rate of $1.3242 to €1.000) and assumes run-rate synergies of $60 million per revised merger benefits statement. Assumes estimated net debt as projected by management for FYE 2014.

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32 Both The Market and External Analysts Believe Value is Greater than $13 / Share Source: Bloomberg, Wall Street research Note : Permission to use quoted material was neither sought nor obtained . 2 “ We think that the market has systematically ignored and undervalued all three banana companies lately … there is history (as recently as 2007 ) of CQB and FDP trading at EV/EBITDA multiples north of 9 x on margins that were considerably higher than the average of the last three years – and could well be again . ” Athlos Research, August 15, 2014 “We think there is real, sizable synergy opportunity between the two, and we expect regulatory approvals from related parties … Above - mentioned earnings scenarios for CQB/Fyffes are of course, uncertain; however we have faith that current Fyffes CEO, David McCann, would cut costs significantly and clear shareholder return expectations .” BB&T Capital Markets, August 18, 2014 $13.10 $13.39 $13.42 $13.51 $13.63 $13.89 $13.76 $13.71 $13.95 $13.96 $14.08 $14.07 $12.50 $13.00 $13.50 $14.00 $14.50 11-Aug 12-Aug 13-Aug 14-Aug 15-Aug 18-Aug 19-Aug 20-Aug 21-Aug 22-Aug 25-Aug 26-Aug Closing Chiquita Price 52 - Week Intra - Day High: $ 14.30 Curtrale / Safra Offer: $ 13.00

33 Offer is Uncertain and Conditional; Highly conditional, non - binding proposal; No details on financing or commitment; No experience in the banana or salads industries – significant uncertainty about the outcome and length of due diligence; No significant history of successfully completing M&A; Does not provide Chiquita shareholders full value for the ongoing turnaround and the synergies in a combination with Fyffes; Cutrale / Safra’s offer is inadequate; Cutrale / Safra had the opportunity to offer adequate value but did not 3 Offer is not a compelling alternative to Chiquita / Fyffes

34 $13 / Share is an Inadequate Price to Negotiate the Sale of the Company 4 x Chiquita is at a critical juncture in its turnaround initiated by new management x Multiple and premium on run - rate performance are too low x Chiquita is about to close on a merger with tangible cost synergies that creates a better company and significant shareholder value x Approving the ChiquitaFyffes merger maintains the option for shareholders to secure a premium on the combined value, at the right price x $13 / share does not provide shareholders with adequate value for a combined ChiquitaFyffes x Engaging in discussions in response to an inadequate and highly conditional offer is unlikely to lead to a superior proposal Chiquita shareholders are being asked to vote down a value - creating merger vs. the alternative of Chiquita stand - alone, as Cutrale / Safra have not made an adequate offer

35 Experienced and Independent Board 5 x Independent non - executive chairwoman x Seven of eight directors independent x Four of eight directors elected since 2012 x All committees comprised solely of independent directors x Accomplished executives with significant public board, executive management, and M&A experience x Proven track - record of making the right choices, including a strategic re - positioning in 2012 and entering into a merger with Fyffes Chiquita board comprised of seasoned executives focused on value

5 Effective Corporate Governance

	Audit	Compensation & Organization Development	Nominating & Governance	Food Safety, Technology and Sustainability	Strategic Transaction
Kerrii B. Anderson[1]	M F		C M		C M
Edward F. Lonergan					
Howard W. Barker, Jr.[1]	C M F		M		M
Clare M. Hasler-Lewis[1]			M	C M	
Craig E. Huss[1]		M		M	
Jeffrey N. Simmons[1]		C M		M	M
Steven P. Stanbrook[1]		M	M		
Ronald V. Waters III[1]	M F	M			M

Note: C: Chairperson M: Member F: Financial Expert
(1) Independent Director

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37 Conclusion

38 Our Board is Squarely Focused on Value Creation Our Track Record: • Strong, capable, and experienced board that understands its fiduciary duties and is committed to enhancing shareholder value • In the past two years the Board has: • Initiated and presided over a significant shift in business strategy • Consistently and thoroughly reviewed value - maximizing opportunities • Approved a merger that would create significant combined value • Set the company on track to strategically transform the business

39 Inadequate Price to Sell at This Time $13 / Share is an Inadequate Price at which to Sell at this Time • Offer is opportunistic at a low premium and a low multiple off a weak point in the stock price • Proposed Fyffes transaction creates a stronger company that will add value in our stock price • A better time to consider a sale is once the business is in a position of strength, at a price that fully reflects the value of the merger for Chiquita shareholders • Offer is inadequate and dramatically undervalues the alternative of a ChiquitaFyffes merger • Shareholders should agree with the Board that the Fyffes deal is worth more than $13 / share • $13 / share is not a sufficient price! We urge shareholders to vote with their Board

40 The Choice for Shareholders The Choice for Shareholders: 1. A better company, with greater potential to create value for shareholders • ChiquitaFyffes post - merger is a better and a more valuable business than Chiquita stand - alone without the proposed merger 2. No deal with any party • Cutrale / Safra has had the opportunity to propose a transaction that fairly reflects the future value of Chiquita but has not put forward a compelling proposal • Conditionality also limits assurances regarding any deal ChiquitaFyffes is the best alternative for Chiquita shareholders

41 Appendix

42 Chiquita is Well - Governed by its Independent Directors • Chairman of the Board is deeply involved in our corporate governance and in the ongoing strategic choices for the company • Chiquita Board has an active role in overseeing the management of Chiquita’s areas of risk, receiving regular reports on business, operational, financial and strategic initiatives and the related risks, and how they are being addressed • Chiquita Board maintains control over significant transactions or decisions through a governance policy that requires Board approval for all corporate actions above specified levels, including material acquisitions or divestitures • Each current Chiquita director attended at least 75% of the meetings of the Chiquita Board and each committee on which he or she served during 2013 • Non - management Chiquita directors meet in conjunction with each regularly scheduled Chiquita Board meeting in a separate “executive session” without any company representatives present • On ISS Governance QuickScore, Chiquita achieved a decile score of 1 of 10, indicating a lower governance risk

43 A Board of Proven Leaders with Executive, Investor, and Financial Backgrounds and Substantial M&A Experience • Kerrii B. Anderson • Chairwoman of the Board of Directors • Former President and CEO of Wendy’s International • Qualifications: Executive Leadership; Finance and Accounting • Edward F. Lonergan • President and Chief Executive Officer • Former President & CEO of Diversey • Qualifications : Executive International Leadership; Strong Financial Management; Leader in Strategic Turnarounds • Howard W. Barker, Jr. • Former Partner, KPMG LLP • Qualifications: Finance and Accounting; Global Business • Clare M. Hasler - Lewis • Executive Director, Robert Mondavi Institute for Wine and Food Science at the University of California at Davis • Qualifications: Food Safety & Nutrition; Environmental • Craig E. Huss • Former Chief Risk Officer, Archer Daniels Midland Company • Qualifications: Supply Chain and Risk Management • Jeffrey N. Simmons • Senior Vice President, Eli Lilly & Company and President Elanco Animal Health • Qualifications: Global Business Operations; Agriculture; Food Safety & Technology • Steven P. Stanbrook • Chief Operating Officer - International, S.C. Johnson & Son, Inc. • Qualifications: Consumer and Packaged Goods; Global Business • Ronald V. Waters III • Former President and Chief Executive Officer, LoJack Corporation • Former COO and CFO of Wm. Wrigley Jr. Company • Qualifications: Executive Leadership Operations and Finance

44 Chiquita Board Regularly Evaluates Alternatives to Enhance Shareholder Value • 8 Chiquita Board meetings during fiscal year 2013 and took action by unanimous written consent 3 times • Board regularly review financial alternatives • 4 Chiquita Board meetings and 5 Strategic Transaction Committee meetings during course of discussions with Fyffes from November 2013 - March 10, 2014 (date of execution of transaction agreement with Fyffes) • 4 Chiquita Board meetings and ongoing board interaction since receiving unsolicited proposal from the Cutrale Group and Safra Group on August 11, 2014 • Data and analysis provided by financial and legal advisors • Discussions with and feedback from Chiquita shareholders

45 Overview of Contractual Restrictions • As is customary for transactions of this type, Chiquita is generally restricted under the transaction agreement from in any way soliciting, facilitating, or furnishing non - public information in connection with or discussing or negotiating any alternative acquisition proposal • In particular, Chiquita may not engage in any such activities, unless prior to Chiquita’s obtaining shareholder approval: • a third party has made an unsolicited bona fide alternative acquisition proposal, and • Chiquita’s Board has determined in good faith, after consulting with its financial advisors and outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties • Both tests must be satisfied for such activities to be permitted

Consolidated Reconciliation of Comparable Results to GAAP

($ in millions)	2013	2012	2011	2010	2009
Consolidated Adjusted EBITDA					
Income from continuing operations (GAAP)	$(16)	$(403)	$ 57	$ 61	$ 91
Income tax expense (benefit)	5	105	(82)	(2)	(0)
Interest income	(3)	(3)	(4)	(6)	(6)
Interest expense	61	45	52	57	62
Other (income) expense	3	2	12	(3)	0
Operating Income (GAAP)	50	(254)	34	108	147
Reserve for Grower Receivables	1	2	(32)	(2)	-
Relocation, Restructuring & Other Exit Activities	(4)	(49)	(12)	(1)	(8)
Goodwill and Trademark Impairments	-	(182)	-	-	-
Danone JV Impairment & Deconsolidation	-	(32)	-	32	-
Comparable EBIT	53	7	78	78	156
Depreciation & Amortization	65	63	61	61	63
Adjusted EBITDA	$ 118	$ 70	$ 139	$ 139	$ 219
Salads and Healthy Snacks Adjusted EBITDA					
Operating Income (GAAP)	$(8)	$(218)	$ 7	$ 95	$ 60
Relocation, Restructuring & Other Exit Activities	(2)	(3)	(1)	-	-
Goodwill and Trademark Impairments	-	(180)	-	-	-
Danone JV Impairment & Deconsolidation	-	(32)	-	32	-
Comparable EBIT	(6)	(4)	8	63	60
Depreciation & Amortization	38	36	37	40	40
Adjusted EBITDA	$ 33	$ 32	$ 45	$ 103	$ 101
Bananas Adjusted EBITDA					
Operating Income (GAAP)	$ 112	$ 77	$ 127	$ 81	$ 174
Relocation, Restructuring & Other Exit Activities	-	(6)	(5)	-	4
Comparable EBIT	112	83	132	81	171
Depreciation & Amortization	23	24	19	19	21
Adjusted EBITDA	$ 134	$ 107	$ 151	$ 99	$ 192

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Important Additional Information and Disclosures

The directors of Chiquita accept responsibility for the information contained in this presentation. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

No Offer and Solicitation

This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been Filed and Will Be Filed with the SEC

ChiquitaFyffes has filed with the SEC a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling +353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

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Important Additional Information and Disclosures

No Profit Forecast / Asset Valuations / Basis of Synergies / Non-GAAP Information

The foregoing presentation should be read in conjunction with the definitive Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014 mailed to shareholders of Chiquita and Fyffes and those announcements issued by Chiquita and/or Fyffes in relation to the Combination and published on a regulatory information service. The Proxy Statement/Prospectus/Scheme Circular and such announcements are available on Chiquita's website (www.chiquita.com) and/or Fyffes website (www.fyffes.com).

The bases and assumptions for the statements of synergies stated in this presentation are set out in the announcement from Chiquita dated on or about the date of this presentation. Additional information relating to the statements of synergies which is required under the Irish Takeover Rules will be posted on Chiquita's website.

Neither the synergy statements nor any statement that the Combination is earnings accretive nor any other statement in this presentation should be construed as a profit forecast or interpreted to mean that the earnings of ChiquitaFyffes in any financial period would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant financial period or any other period. No statement in this presentation constitutes an asset valuation.

Chiquita has made a profit forecast for the year ending December 31, 2014 as set out under the heading "Chiquita Profit Forecast" beginning on page 343 of the definitive Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014 mailed to shareholders of Chiquita and Fyffes (the "**Chiquita Profit Forecast**"). Fyffes has made a profit forecast for the year ending December 31, 2014 by announcement from Fyffes dated August 27, 2014 (the "**Fyffes Profit Forecast**"), which has been included on the Fyffes website. Forecasts for Chiquita and Fyffes contained herein are taken from the Chiquita Profit Forecast and the Fyffes Profit Forecast. The directors of Chiquita confirm that the Chiquita Profit Forecast remains valid for the purpose of the Combination. No other statement in this presentation is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes.

The company reports its financial results in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). In an effort to provide investors with additional information regarding the company's results and to provide more meaningful year-over-year comparisons of the company's financial performance, as well as the measures that management uses to evaluate the company's performance against internal budgets and targets, the company reports certain non-GAAP measures as defined by the SEC. Non-GAAP financial measures should be considered in addition to, and not instead of, U.S. GAAP financial measures, and may differ from non-GAAP measures that other companies use.

For information regarding the reconciliation of non-GAAP forecast numbers for 2014 to the most comparable GAAP numbers, reference is made to pages 343-347 of the definitive Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014.

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